

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 31, 2006

Mr. Brian Berchtold, CEO
ALCiS Health, Inc.
560 South Winchester Blvd., 5th Floor
San Jose, CA 95128

Re: ALCiS Health, Inc.
Form 10SB/A1
Filed June 20, 2006
Form 8-K/A1 dated March 31, 2006
Filed June 20, 2006
File No. 0-51925

Dear Mr. Berchtold:

    We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 3 – Notes Payable, page 13

1.   Please explain your basis for presenting the fair value of the warrants as a loss on extinguishment of debt. Explain whether the notes payable were converted and the warrants were issued under the terms of the original agreement. Explain why the notes were converted, given the notes were not convertible unless the company raised $4 million in an offering. Explain whether the warrants were issued in connection with the terms of the original agreement described in the first paragraph on page 14.

Note 5 – Equity, page 16

2.   Please disclose the fair value and accounting treatment of warrants discussed, including those issued on March 30, 2006.

Note 6 – Commitments and Contingencies, page 20

3.   We note your response to prior comment 13. Please expand your discussion of liquidity and capital resources to discuss the $490,396 in prepaid royalties as of March 31, 2006. Explain why you believe this amount will be recoverable, based on your historical monthly net sales compared with the monthly minimum of $25,000 and other relevant terms of the agreement. Disclose the volume of sales and the expected timing that would be required to recover the amount capitalized.

4.   We note your response to prior comment 14. Note 6 states the company is required to pay $100,000 by November 15, 2005. Since this milestone has passed, please revise the Note to discuss the payments that have been made and the related accounting treatment. Clarify the amount of prepaid royalties on the balance sheets relating to these payments. If the payments have been capitalized, explain your basis for determining the amounts will be recoverable. Disclose the volume of sales that would be required to recover the amount capitalized.

5.   Please expand the company's accounting policy disclosures to explain how any amounts for prepaid royalties are evaluated for impairment.

Closing Comment

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

  You may contact Maureen Bauer, Staff Accountant at 202-551-3237or Terence O'Brien, Accounting Branch Chief, at 202-551-3355 if you have questions.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth
Companies